UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  RULE 13D-101

           Information to be Included in Statements Filed Pursuant to
                                  Rule 13d-1(a)
                    and Amendments Thereto Filed Pursuant to
                                  Rule 13d-2(a)


                        RAMPART CAPITAL CORPORATION, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   75-1569104
                                  -------------
                                 (CUSIP Number)

                                Chris A. Ferazzi
                            Porter & Hedges, L.L.P.
                            700 Louisiana, Suite 3500
                            Houston, Texas 77002-2764
                                 (713) 226-0600
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               September 20, 1999
                            ------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D


------------------------                                  ----------------------
| CUSIP NO. 75-1569104 |                                  | PAGE 2 OF 10 PAGES |
------------------------                                  ----------------------
             -------------------------------------------------------------------
             | 1 |  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO.
             |   |  OF ABOVE PERSON
             |   |
             |   |  J.H. Carpenter Family Partnership, Ltd.   76-0497345
             -------------------------------------------------------------------
             | 2 |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *   (a) [X]
             |   |                                                       (b) [ ]
             -------------------------------------------------------------------
             | 3 |  SEC USE ONLY
             |   |
             -------------------------------------------------------------------
             | 4 |  SOURCE OF FUNDS *
             |   |
             |   |  N/A
             -------------------------------------------------------------------
             | 5 |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             |   |  PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]
             |   |
             -------------------------------------------------------------------
             | 6 |  CITIZENSHIP OR PLACE OF ORGANIZATION
             |   |
             |   |  Texas
             -------------------------------------------------------------------
  NUMBER OF  | 7 |  SOLE VOTING POWER
   SHARES    |   |
BENEFICIALLY |   |  0
  OWNED BY   -------------------------------------------------------------------
   EACH      | 8 |  SHARED VOTING POWER
 REPORTING   |   |
PERSON WITH  |   |  600,000
             -------------------------------------------------------------------
             | 9 |  SOLE DISPOSITIVE POWER
             |   |
             |   |  0
             -------------------------------------------------------------------
             | 10|  SHARED DISPOSITIVE POWER
             |   |
             |   |  600,000
             -------------------------------------------------------------------
             | 11|  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             |   |
             |   |  600,000
             -------------------------------------------------------------------
             | 12|  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             |   |  CERTAIN SHARES *                                         [ ]
             |   |
             -------------------------------------------------------------------
             | 13|  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             |   |
             |   |  20.7%
             -------------------------------------------------------------------
             | 14|  TYPE OF REPORTING PERSON *
             |   |
             |   |  PN
             -------------------------------------------------------------------

                                  SCHEDULE 13D


------------------------                                  ----------------------
| CUSIP NO. 75-1569104 |                                  | PAGE 3 OF 10 PAGES |
------------------------                                  ----------------------
             -------------------------------------------------------------------
             | 1 |  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO.
             |   |  OF ABOVE PERSON
             |   |
             |   |  InSource Financial Corporation            76-0407066
             -------------------------------------------------------------------
             | 2 |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *   (a) [X]
             |   |                                                       (b) [ ]
             -------------------------------------------------------------------
             | 3 |  SEC USE ONLY
             |   |
             -------------------------------------------------------------------
             | 4 |  SOURCE OF FUNDS *
             |   |
             |   |  N/A
             -------------------------------------------------------------------
             | 5 |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             |   |  PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]
             |   |
             -------------------------------------------------------------------
             | 6 |  CITIZENSHIP OR PLACE OF ORGANIZATION
             |   |
             |   |  Texas
             -------------------------------------------------------------------
  NUMBER OF  | 7 |  SOLE VOTING POWER
   SHARES    |   |
BENEFICIALLY |   |  0
  OWNED BY   -------------------------------------------------------------------
   EACH      | 8 |  SHARED VOTING POWER
 REPORTING   |   |
PERSON WITH  |   |  152,000
             -------------------------------------------------------------------
             | 9 |  SOLE DISPOSITIVE POWER
             |   |
             |   |  152,000
             -------------------------------------------------------------------
             | 10|  SHARED DISPOSITIVE POWER
             |   |
             |   |  0
             -------------------------------------------------------------------
             | 11|  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             |   |
             |   |  152,000
             -------------------------------------------------------------------
             | 12|  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             |   |  CERTAIN SHARES *                                         [ ]
             |   |
             -------------------------------------------------------------------
             | 13|  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             |   |
             |   |  5.2%
             -------------------------------------------------------------------
             | 14|  TYPE OF REPORTING PERSON *
             |   |
             |   |  PN
             -------------------------------------------------------------------

                                  SCHEDULE 13D


------------------------                                  ----------------------
| CUSIP NO. 75-1569104 |                                  | PAGE 4 OF 10 PAGES |
------------------------                                  ----------------------
             -------------------------------------------------------------------
             | 1 |  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO.
             |   |  OF ABOVE PERSON
             |   |
             |   |  J.H. Carpenter, L.L.C.                   76-0585426
             -------------------------------------------------------------------
             | 2 |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *   (a) [X]
             |   |                                                       (b) [ ]
             -------------------------------------------------------------------
             | 3 |  SEC USE ONLY
             |   |
             -------------------------------------------------------------------
             | 4 |  SOURCE OF FUNDS *
             |   |
             |   |  N/A
             -------------------------------------------------------------------
             | 5 |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             |   |  PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]
             |   |
             -------------------------------------------------------------------
             | 6 |  CITIZENSHIP OR PLACE OF ORGANIZATION
             |   |
             |   |  Texas
             -------------------------------------------------------------------
  NUMBER OF  | 7 |  SOLE VOTING POWER
   SHARES    |   |
BENEFICIALLY |   |  0
  OWNED BY   -------------------------------------------------------------------
   EACH      | 8 |  SHARED VOTING POWER
 REPORTING   |   |
PERSON WITH  |   |  600,000
             -------------------------------------------------------------------
             | 9 |  SOLE DISPOSITIVE POWER
             |   |
             |   |  0
             -------------------------------------------------------------------
             | 10|  SHARED DISPOSITIVE POWER
             |   |
             |   |  600,000
             -------------------------------------------------------------------
             | 11|  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             |   |
             |   |  600,000
             -------------------------------------------------------------------
             | 12|  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             |   |  CERTAIN SHARES *                                         [ ]
             |   |
             -------------------------------------------------------------------
             | 13|  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             |   |
             |   |  20.7%
             -------------------------------------------------------------------
             | 14|  TYPE OF REPORTING PERSON *
             |   |
             |   |
             -------------------------------------------------------------------

                                  SCHEDULE 13D


------------------------                                  ----------------------
| CUSIP NO. 75-1569104 |                                  | PAGE 5 OF 10 PAGES |
------------------------                                  ----------------------
             -------------------------------------------------------------------
             | 1 |  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO.
             |   |  OF ABOVE PERSON
             |   |
             |   |  J.H. Carpenter
             -------------------------------------------------------------------
             | 2 |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *   (a) [X]
             |   |                                                       (b) [ ]
             -------------------------------------------------------------------
             | 3 |  SEC USE ONLY
             |   |
             -------------------------------------------------------------------
             | 4 |  SOURCE OF FUNDS *
             |   |
             |   |  N/A
             -------------------------------------------------------------------
             | 5 |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             |   |  PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]
             |   |
             -------------------------------------------------------------------
             | 6 |  CITIZENSHIP OR PLACE OF ORGANIZATION
             |   |
             |   |  U.S.A.
             -------------------------------------------------------------------
  NUMBER OF  | 7 |  SOLE VOTING POWER
   SHARES    |   |
BENEFICIALLY |   |  8,000
  OWNED BY   -------------------------------------------------------------------
   EACH      | 8 |  SHARED VOTING POWER
 REPORTING   |   |
PERSON WITH  |   |  752,000
             -------------------------------------------------------------------
             | 9 |  SOLE DISPOSITIVE POWER
             |   |
             |   |  8,000
             -------------------------------------------------------------------
             | 10|  SHARED DISPOSITIVE POWER
             |   |
             |   |  752,000
             -------------------------------------------------------------------
             | 11|  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             |   |
             |   |  760,000
             -------------------------------------------------------------------
             | 12|  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             |   |  CERTAIN SHARES *                                         [ ]
             |   |
             -------------------------------------------------------------------
             | 13|  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             |   |
             |   |  26.2%
             -------------------------------------------------------------------
             | 14|  TYPE OF REPORTING PERSON *
             |   |
             |   |  IN
             -------------------------------------------------------------------

------------------------                                  ----------------------
| CUSIP NO. 75-1569104 |                                  | PAGE 6 OF 10 PAGES |
------------------------                                  ----------------------


ITEM 1.   SECURITY AND ISSUER

     This statement is filed with respect to shares of common stock, par value $.01 per share (the "Common Stock"), of Rampart Capital Corporation (the "Issuer"). The address of the Issuer's principal executive office is 16401 Country Club Drive, Crosby, Texas 77532.

ITEM 2.   IDENTITY AND BACKGROUND

     This Schedule 13D is being filed by and on behalf of J.H. Carpenter Family Partnership, Ltd., a Texas limited partnership (the "Partnership"), J.H. Carpenter, L.L.C., a Texas limited liability company (the "LLC"), J.H. Carpenter ("Carpenter"), and InSource Financial Corporation, a Texas corporation ("InSource"). The Partnership, the LLC, Carpenter and InSource are collectively referred to herein as the "Reporting Persons" and individually as a "Reporting Person." The Reporting Persons, by and through the holdings of Partnership, directly own more than 5% of the issued and outstanding shares of Common Stock.

     The Partnership is a Texas limited partnership. Its principal business is investments and the address of its principal business and office is 16401 Country Club Drive, Crosby, Texas 77532. InSource is a Texas corporation. Its principal business is investments and the address of its principal business and office is 16401 Country Club Drive, Crosby, Texas 77532. Carpenter is a citizen of the United States, whose present principal occupation is president and chief operating officer of the Issuer. Carpenter is the sole member of the LLC and the president and sole shareholder of InSource. The business address of the Issuer is set forth in Item 1 hereof.

     During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     This Schedule 13D is filed by the Reporting Persons by virtue of such persons becoming the beneficial owner of more than five percent of the Issuer's Common Stock being registered pursuant to its initial public offering.

------------------------                                  ----------------------
| CUSIP NO. 75-1569104 |                                  | PAGE 7 OF 10 PAGES |
------------------------                                  ----------------------


ITEM 4.   PURPOSE OF TRANSACTION

     As  stated  in  Item  3  above, this Schedule 13D is filed by the Reporting
Persons by virtue of such persons becoming the beneficial owner of more than five percent of the Issuer's Common Stock being registered pursuant to its initial public offering. Of the 152,000 shares held by InSource, 2,000 of such shares were purchased after the completion of Issuer's initial public offering.

     From time to time, the Reporting Persons may acquire additional shares of Common Stock or dispose of shares of Common Stock at any time, whether in open market purchases or private transactions, depending on various factors, including without limitation the price and availability of the Issuer's Common Stock, subsequent developments affecting the distressed asset business as a whole, the Issuer and the Issuer's business and prospects, and on the eventual liquidation of the Partnership in accordance with its partnership agreement or InSource in accordance with its bylaws.

     Other than as described above, the Reporting Persons have no plans or proposals which relate to, or may result in, any of the matters listed in items 4(a)-(j) of Schedule 13D.

ITEM 5.   INTEREST  IN  SECURITIES  OF  THE  ISSUER

     As of June 7, 2002, the Reporting Persons beneficially owned an aggregate of 760,000 shares of Common Stock, constituting approximately 26.2% of the 2,905,143 shares of Common Stock outstanding as of such date as represented to the Reporting Persons by the Issuer.

     (a) As of the date hereof, the Reporting Persons are the beneficial owners of the Common Stock in the numbers and percentages set forth in the table below:

                                         NUMBER OF SHARES
                 REPORTING PARTY        BENEFICIALLY OWNED
                 Partnership                       600,000
                    LLC (1)                        600,000
                 Carpenter (2)                     760,000
                   InSource                        152,000

     (1) The LLC is the general partner of the Partnership and may be deemed to beneficially own the shares of Common Stock owned by the Partnership.

------------------------                                  ----------------------
| CUSIP NO. 75-1569104 |                                  | PAGE 8 OF 10 PAGES |
------------------------                                  ----------------------


     (2) Consists of 8,000 shares of Common Stock held by Carpenter, 600,000 shares of Common Stock held directly by the Partnership and 152,000 shares of Common Stock held directly by InSource.

     (b) The Partnership shares with its general partner the power to vote or to direct the vote of the shares directly held by it. Carpenter, as the sole member of the general partner, shares with the Partnership the power to cause the Partnership to dispose of or vote the shares of Common Stock directly held by the Partnership. Carpenter, as the sole shareholder and director of InSource, shares with InSource the power to cause InSource to dispose of or vote the shares of Common Stock held by InSource.

     (c)     Not  applicable.

     (d) To the best knowledge of the Reporting Persons, no other person has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the shares of Common Stock owned by the Reporting Persons.

     (e)     Not  applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


     Carpenter, as an officer and director of the Issuer is entitled to receive, from time to time, as determined by the board of directors of the Issuer, options to purchase shares of common stock of the Issuer pursuant to the Issuer's 1998 Stock Compensation Plan.

     Each of the Reporting Persons are parties to that certain Share Transfer Restriction Agreement dated as of January 21, 1999, among the Issuer, Janke Family Partnership, Ltd. Charles W. Janke, individually and general partner of Janke Family Limited Partnership, Ltd. (the "Agreement"). The Agreement provides for, among other things, that Carpenter, individually and on behalf of the Partnership and InSource, during the term of the Agreement, will not sell, assign transfer or otherwise dispose of any shares of the Issuer's Common Stock in a transaction which would cause a more than 50% ownership change of the Issuer under Section 382 of the Internal Revenue Code of 1986. The Agreement expires on September 21, 2002.

------------------------                                  ----------------------
| CUSIP NO. 75-1569104 |                                  | PAGE 9 OF 10 PAGES |
------------------------                                  ----------------------


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS


EXHIBIT NO.     DESCRIPTION OF EXHIBIT
-----------     ----------------------

    A           Joint Filing Agreement

    B           1998 Stock Compensation Plan of the Issuer as amended

    C Share Transfer Restriction Agreement among the Issuer, the Reporting Persons and the other parties listed on the signature pages thereto.



                            [SIGNATURE PAGE FOLLOWS]

------------------------                                 -----------------------
| CUSIP NO. 75-1569104 |                                 | PAGE 10 OF 10 PAGES |
------------------------                                 -----------------------


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 12, 2002
       -------------


                                    J.H. CARPENTER FAMILY PARTNERSHIP, LTD.

                                        By:  J.H. Carpenter, L.L.C., its general
                                               partner


                                    By:  /s/  J. H. CARPENTER
                                       -----------------------------------------
                                         J.H. Carpenter, sole manager


                                    J.H. CARPENTER L.L.C.


                                    By:  /s/  J. H. CARPENTER
                                       -----------------------------------------
                                         J.H. Carpenter, sole manager


                                    INSOURCE FINANCIAL CORPORATION


                                    By:  /s/  J. H. CARPENTER
                                       -----------------------------------------
                                         J.H. Carpenter, President


                                         /s/  J. H. CARPENTER
                                    --------------------------------------------
                                    J. H. Carpenter

                                  EXHIBIT INDEX


EXHIBIT NO.     DESCRIPTION OF EXHIBIT
-----------     ----------------------
    A           Joint Filing Agreement

    B           1998 Stock Compensation Plan of the Issuer as amended

    C Share Transfer Restriction Agreement among the Issuer, the Reporting Persons and the other parties listed on the signature pages thereto.

                                                                       EXHIBIT A



                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, $0.01 par value per share, of Rampart Capital Corporation and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 12th day of June, 2002.

                                    J.H. CARPENTER FAMILY PARTNERSHIP, LTD.

                                        By:  J.H. Carpenter, L.L.C., its general
                                               partner


                                    By:
                                       -----------------------------------------
                                           J.H. Carpenter, sole manager


                                    J.H. CARPENTER L.L.C.


                                    By:
                                       -----------------------------------------
                                          J.H. Carpenter, sole manager


                                    INSOURCE FINANCIAL CORPORATION


                                    By:
                                       -----------------------------------------
                                          J.H. Carpenter, President



                                       -----------------------------------------
                                       J. H. Carpenter

                                                                       EXHIBIT B




                          1998 STOCK COMPENSATION PLAN


                                       OF


                          RAMPART CAPITAL CORPORATION

                              (A TEXAS CORPORATION)



                              REVISED JUNE 24, 1999

                                TABLE OF CONTENTS


                          1998 STOCK COMPENSATION PLAN

                                       OF

                           RAMPART CAPITAL CORPORATION

SECTION                           SUBJECT                                           PAGE
1.          Purpose of Plan                                                            1
2.          Stock Subject to the Plan                                                  1
3.          Administration of the Plan                                                 1
            (a)   General                                                              1
            (b)   Changes in Law Applicable                                            2
4.          Types of Awards Under the Plan                                             2
5.          Persons to Whom Options Shall Be Granted                                   2
            (a)   Nonqualified Options                                                 2
            (b)   Incentive Options                                                    3
6.          Factors to Be Considered in Granting Options                               3
7.          Time of Granting Option                                                    3
8.          Terms and Conditions of Options                                            3
            (a)   Number of Shares                                                     3
            (b)   Type of Option                                                       3
            (c)   Option Period                                                        3
                  (1)   General                                                        3
                  (2)   Termination of Employment                                      3
                  (3)   Cessation of Service as Director
                        or Advisor                                                     4
                  (4)   Disability                                                     4
                  (5)   Death                                                          4
                  (6)   Acceleration and Exercise Upon Change
                        of Control                                                     4
            (d)   Option Prices                                                        5
                  (1)   Nonqualified Options                                           5
                  (2)   Incentive Options                                              5
                  (3)   Determination of Fair Market Value                             5
            (e)  Exercise of Options                                                   6


            (f)  Non-transferability of Options                                        6
            (g)  Limitations on 10% Shareholders                                       6
            (h)  Limits on Vesting of Incentive Options                                6
            (i)  Compliance with Securities Laws                                       6
            (j)  Additional Provisions                                                 7
9.          Medium and Time of Payment                                                 7
10.         Alternate Stock Appreciation Rights                                        8
            (a)  Award of Alternate Stock Rights                                       8
            (b)  Alternate Stock Rights Agreement                                      8
            (c)  Exercise                                                              8
            (d)  Amount  of Payment                                                    8
            (e)  Form of Payment                                                       8
            (f)  Termination of SAR                                                    8
            (g)  Effect of Exercise of SAR                                             9
            (h)  Effect of Exercise of Related Option                                  9
            (i)  Non-transferability of SAR                                            9
11.         Rights as a Shareholder                                                    9
12.         Optionee's Agreement to Serve                                              9
13.         Adjustments on Changes in Capitalization                                   9
            (a)  Changes in Capitalization                                            10
            (b)  Reorganization, Dissolution or Liquidation                           10
            (c)  Change  in Par Value                                                 10
            (d)  Notice of Adjustments                                                10
            (e)  Effect Upon Holder of Option                                         10
            (f)  Right of Company to Make Adjustments                                 11
14.         Investment Purpose                                                        11
15.         No Obligation to exercise Option or SAR                                   11
16.         Modification, Extension, and Renewal of Options                           11
17.         Effective Date of the Plan                                                11
18.         Termination of the Plan                                                   12
19.         Amendment of the Plan                                                     12
20.         Withholding                                                               12
21.         Indemnification of Committee                                              12
22.         Application of Funds                                                      12
23.         Governing Law                                                             12


                                      (2)

                            STOCK COMPENSATION PLAN

                                       OF

                          RAMPART CAPITAL CORPORATION


     1.   Purpose  of  Plan.  This  1998  Stock  Compensation  Plan  ("Plan") is
          -----------------
intended to encourage ownership of the common stock of RAMPART CAPITAL CORPORATION ("Company") by certain officers, directors, employees and advisors of the Company or any Subsidiary or Subsidiaries of the Company (as hereinafter defined) in order to provide additional incentive for such persons to promote the success and the business of the Company or its Subsidiaries and to encourage them to remain in the employ of the Company or its Subsidiaries by providing such persons an opportunity to benefit from any appreciation of the common stock of the Company through the issuance of stock options and related stock appreciation rights to such persons in accordance with the terms of the Plan. It is further intended that options granted pursuant to this Plan shall constitute either incentive stock options ("Incentive Options") within the meaning of
Section 422 (formerly Section 422A) of the Internal Revenue Code of 1986, as amended ("Code"), or options which do not constitute Incentive Options ("Nonqualified Options") as determined by the Committee (as hereinafter defined) at the time of issuance of such options. Incentive Options, Nonqualified Options and Reload Options (as defined in Section II hereof) are herein sometimes referred to collectively as "Options". As used herein, the term Subsidiary or Subsidiaries shall mean any corporation (other than the employer corporation) in an unbroken chain of corporations beginning with the employer corporation if, at the time of granting of the Option, each of the corporations other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

     2.   Stock  Subject  to  the  Plan.  Subject  to  adjustment as provided in
          -----------------------------
Section 14 hereof, there will be reserved for the use upon the exercise of Options to be granted from time to time under the Plan, an aggregate of three hundred and seventy-five thousand (375,000) shares of the common stock, $.01 par value, of the Company ("Common Stock"), which shares in whole or in part shall be authorized, but unissued, shares of the Common Stock or issued shares of Common Stock which shall have been reacquired by the Company as determined from time to time by the Board of Directors of the Company ("Board of Directors"). To determine the number of shares of Common Stock available at any time for the granting of Options under the Plan, there shall be deducted from the total number of reserved shares of Common Stock, the number of shares of Common Stock in respect of which Options have been granted pursuant to the Plan which remain outstanding or which have been exercised. If and to the extent that any Option to purchase reserved shares shall not be exercised by the optionee for any reason or if such Option to purchase shall terminate as provided herein, such shares which have not been so purchased hereunder shall again become available for the purposes of the Plan unless the Plan shall have been terminated, but such unpurchased shares shall not be deemed to increase the aggregate number of shares specified above to be reserved for purposes of the Plan (subject to adjustment as provided in Section 14 hereof).

     3.   Administration of the Plan.
          --------------------------

          (a)  General.  The  Plan  shall  be  administered  by  a  Compensation
               -------
     Committee ("Committee") appointed by the Board of Directors, which Committee shall consist of not less than two (2) members of the Board of Directors each of whom shall be (i) a "non-employee director" within the meaning of Rule 16b-3 promulgated under the Exchange Act and (ii) an "outside director" within the meaning of Section 162(m) of the Code and the regulations promulgated thereunder. Notwithstanding the preceding sentence, the term "Committee" as used in the Plan shall refer to the full Board if
     (i) no committee of the Board has been appointed to administer the Plan or there is not a committee of two members that meet the above qualifications or (ii) even if a committee has been so appointed, with respect to the grant of any Options to Outside Directors, and in either case, the full
     Board shall have all the rights, powers and responsibilities of the Committee set forth hereunder. For purposes of this Plan, "Outside Director" shall mean any director of


1998 STOCK COMPENSATION PLAN - Page 1
     the Company who is not an employee of the Company or any Subsidiary. The Board of Directors may from time to time appoint members of the Committee in substitution for or in addition to members previously appointed and may fill vacancies, however caused, in the Committee. If the Board of Directors does not designate a Chairman of the Committee, the Committee shall select one of its members as its Chairman. The Committee shall hold its meetings at such times and places as it shall deem advisable. A majority of its members shall constitute a quorum. Any action of the Committee shall be taken by a majority vote of its members at a meeting at which a quorum is present. Notwithstanding the preceding, any action of the Committee may be taken without a meeting by a written consent signed by all of the members, and any action so taken shall be deemed fully as effective as if it had been taken by a vote of the members present in person at the meeting duly called and held. The Committee may appoint a Secretary, shall keep minutes of its meetings, and shall make such rules and regulations for the conduct of its business as it shall deem advisable.

          The Committee shall have the sole authority and power, subject to the express provisions and limitations of the Plan, to construe the Plan and option agreements granted hereunder, and to adopt, prescribe, amend, and rescind rules and regulations relating to the Plan, and to make all determinations necessary or advisable for administering the Plan, including, but not limited to, (i) who shall be granted Options under the Plan, (ii) the term of each Option, (iii) the number of shares covered by such Option, (iv) whether the Option shall constitute an Incentive Option or a Nonqualified Option or a Reload Option, (v) the exercise price for the purchase of the shares of the Common Stock covered by the Option, (vi) the period during which the Option may be exercised, (vii) whether the right to purchase the number of shares covered by the Option shall be fully vested on issuance of the Option so that such shares may be purchased in full at one time or whether the right to purchase such shares shall become vested over a period of time so that such shares may only be purchased in installments, and (viii) the time or times at which Options shall be granted. The Committee's determinations under the Plan, including the above enumerated determinations, need not be uniform and may be made by it selectively among the persons who receive, or are eligible to receive, Options under the Plan, whether or not such persons are similarly situated.

          The interpretation by the Committee of any provision of the Plan or of any option agreement entered into hereunder with respect to any Incentive Option shall be in accordance with Section 422 of the Code and the regulations issued thereunder, as such section or regulations may be amended from time to time, in order that the rights granted hereunder and under said option agreements shall constitute "Incentive Stock Options" within the meaning of such section. The interpretation and construction by the Committee of any provision of the Plan or of any Option granted hereunder shall be final and conclusive, unless otherwise determined by the Board of Directors. No member of the Board of Directors or the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Option granted under it. Upon issuing an Option under the Plan, the Committee shall report to the Board of Directors the name of the person granted the Option, whether the Option is an Incentive Option or a Nonqualified Option, the number of shares of Common Stock covered by the Option, and the terms and conditions of such Option.

          (b)  Changes  in  Law  Applicable.  If  the laws relating to Incentive
               ----------------------------
     Options or Nonqualified Options are changed, altered or amended during the term of the Plan, the Board of Directors shall have full authority and power to alter or amend the Plan with respect to Incentive Options or Nonqualified Options, respectively, to conform to such changes in the law without the necessity of obtaining further shareholder approval, unless the changes require such approval.

     4.   Types  of  Awards  Under the Plan. Awards under the Plan may be in the
          ---------------------------------
form of either Options, alternate stock appreciation rights (as described in Section 10 hereof), or a combination thereof.

     5.   Persons  to  Whom  Options  Shall  be  Granted.
          ----------------------------------------------

          (a)  Nonqualified  Options. Nonqualified Options shall be granted only
               ---------------------
     to officers, directors, employees and advisors of the Company or a Subsidiary who, in the judgment of the Committee, are


1998 STOCK COMPENSATION PLAN - Page 2
     responsible for or contribute to the management or success of the Company or a Subsidiary and who, at the time of the granting of the Nonqualified Options, are either officers, directors, employees or advisors of the Company or a Subsidiary.

          (b)  Incentive  Options.  Incentive  Options  shall be granted only to
               ------------------
     employees of the Company or a Subsidiary who, in the judgment of the Committee, are responsible for or contribute to the management or success of the Company or a Subsidiary and who, at the time of the granting of the Incentive Option are either an employee of the Company or a Subsidiary. Subject to the provisions of Section 8(g) hereof, no individual shall be granted an Incentive Option who, immediately before such Incentive Option was granted, would own more than ten percent (10%) of the total combined voting power or value of all classes of stock of the Company ("10% Shareholder").

     6.   Factors  to  Be  Considered  in  Granting  Options.  In  making  any
          --------------------------------------------------
determination as to persons to whom Options shall be granted and as to the number of shares to be covered by such Options, the Committee shall take into account the duties and responsibilities of the respective officers, directors, employees, or advisors, their current and potential contributions to the success of the Company or a Subsidiary, and such other factors as the Committee shall deem relevant in connection with accomplishing the purpose of the Plan.

     7.     Time  of Granting Options. Neither anything contained in the Plan or
            -------------------------
in any resolution adopted or to be adopted by the Board of Directors or the Shareholders of the Company or a Subsidiary nor any action taken by the Committee shall constitute the granting of any Option. The granting of an Option shall be effected only when a written Option Agreement acceptable in form and substance to the Committee, subject to the terms and conditions hereof including those set forth in Section 8 hereof, shall have been duly executed and delivered by or on behalf of the Company and the person to whom such Option shall be granted. No person shall have any rights under the Plan until such time, if any, as a written Option Agreement shall have been duly executed and delivered as set forth in this Section 7.

     8.     Terms  and  Conditions  of  Options. All Options granted pursuant to
            -----------------------------------
this Plan must be granted within ten (10) years from the date the Plan is adopted by the Board of Directors of the Company. Each Option Agreement governing an Option granted hereunder shall be subject to at least the following terms and conditions, and shall contain such other terms and conditions, not inconsistent therewith, that the Committee shall deem appropriate:

          (a)  Number of Shares. Each Option shall state the number of shares of
               ----------------
     Common Stock which IT represents.

          (b)  Type of Option. Each Option shall state whether it is intended to
               --------------
     be an Incentive Option or a Nonqualified Option.

          (c)  Option Period.
               -------------

               (1)  General.  Each  Option shall state the date upon which it is
                    -------
          granted. Each Option shall be exercisable in whole or in part during such period as is provided under the terms of the Option subject to any vesting period set forth in the Option, but in no event shall an Option be exercisable either in whole or in part after the expiration of ten (10) years from the date of grant; provided, however, if an Incentive Option is granted to a 10% Shareholder, such Incentive Option shall not be exercisable more than five (5) years from the date of grant thereof

               (2)  Termination  of  Employment. Except as otherwise provided in
                    ---------------------------
          case of Disability (as hereinafter defined), death or Change of Control (as hereinafter defined), no Option shall be exercisable after an optionee who is an employee of the Company or a Subsidiary ceases to be employed by the Company or a Subsidiary as an employee; provided, however, that the Committee shall have the right in its sole discretion, but not the obligation, to extend the exercise period for not more than three (3) months following the date of termination of such optionee's


1998 STOCK COMPENSATION PLAN - Page 3
          employment; provided further, however, that no Option shall be exercisable after the expiration of ten (10) years from the date it is granted and provided further, no Incentive Option granted to a 10% Shareholder shall be exercisable after the expiration of five (5) years from the date it is granted.

               (3)  Cessation of Service as Director or Advisor. In the event an
                    -------------------------------------------
          optionee who was a director or advisor of the Company or a Subsidiary ceases to be a director or advisor of the Company or a Subsidiary for any reason, other than Disability or death, prior to the full exercise of the Option, such optionee may exercise his Option at any time within ninety (90) days after such optionee's status as a director or advisor of the Company or a Subsidiary is so terminated to the extent he was entitled to exercise such Option at the date such optionee's status as a director or advisor of the Company or a Subsidiary terminated; provided, however, that no Option shall be exercisable after the expiration often (10) years from the date it is granted.

               (4)  Disability.  If  an  optionee's  employment is terminated by
                    ----------
          reason of the permanent and total Disability of such optionee or if an optionee who is a director or advisor of the Company or a Subsidiary ceases to serve as a director or advisor by reason of the permanent and total Disability of such optionee, the Committee shall have the right in its sole discretion, but not the obligation, to extend the exercise period for not more than one (1) year following the date of termination of the optionee's employment or the date such optionee ceases to be a director or advisor of the Company or a Subsidiary, as the case may be, subject to the condition that no Option shall be exercisable after the expiration of ten (10) years from the date it is granted and subject to the further condition that no Incentive Option granted to a 10% Shareholder shall be exercisable after the expiration of five (5) years from the date it is granted. For purposes of this Plan, the term "Disability" shall mean the inability of the optionee to fulfill such optionee's obligations to the Company or a Subsidiary by reason of any physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months as determined by a physician acceptable to the Committee in its sole discretion.

               (5)  Death.  If  an  optionee  dies  while  in  the employ of the
                    -----
          Company or a Subsidiary, or while serving as a director or advisor of the Company or a Subsidiary, and shall not have fully exercised Options granted pursuant to the Plan, such Options may be exercised in whole or in part at any time within one (1) year after the optionee's death, by the executors or administrators of the optionee's estate or by any person or persons who shall have acquired the Options directly from the optionee by bequest or inheritance, but only to the extent that the optionee was entitled to exercise such Option at the date of such optionee's death, subject to the condition that no Option shall be exercisable after the expiration of ten (10) years from the date it is granted and subject to the further condition that no Incentive Option granted to a 10% Shareholder shall be exercisable after the expiration of five (5) years from the date it is granted.

               (6)  Acceleration  and  Exercise  Upon  Change  of  Control.
                    ------------------------------------------------------
          Notwithstanding the preceding provisions of this Section 8(c), if any Option granted under the Plan provides for either (a) an incremental vesting period whereby such Option may only be exercised in installments as such incremental vesting period is satisfied or (b) a delayed vesting period whereby such Option may only be exercised after the lapse of a specified period of time, such as after the expiration of one (1) year, such vesting period shall be accelerated upon the occurrence of a Change of Control (as hereinafter defined) of the Company, or a threatened Change of Control of the Company as determined by the Committee, so that such Option shall thereupon become exercisable immediately in part or its entirety by the holder thereof, as such holder shall elect. For the purposes of this Plan, a "Change of Control" shall be deemed to have occurred if:

                    (i) Any 'person', including a "group" as determined in accordance with Section 13(d)(3) of the Securities Exchange Act of 1934 ("Exchange Act") and the Rules


1998 STOCK COMPENSATION PLAN - Page 4
               and Regulations promulgated thereunder, is or becomes, through one or a series of related transactions or through one or more intermediaries, the beneficial owner, directly or indirectly, of securities of the Company representing 25% or more of the combined voting power of the Company's then outstanding securities, other than a person who is such a beneficial owner on the effective date of the Plan and any affiliate of such person;

                   (ii) As a result of, or in connection with, any tender offer or exchange offer, merger or other business combination, sale of assets or contested election, or any combination of the foregoing transactions ("Transaction"), the persons who were Directors of the Company before the Transaction shall cease to constitute a majority of the Board of Directors of the Company or any successor to the Company;

                  (iii) Following the effective date of the Plan, the Company is merged or consolidated with another corporation and as a result of such merger or consolidation less than 40% of the outstanding voting securities of the surviving or resulting corporation shall then be owned in the aggregate by the former stockholders of the Company, other than (x) any party to such merger or consolidation, or (y) any affiliates of any such party;

                    (iv) A  tender  offer  or  exchange  offer  is  made  and
               consummated for the ownership of securities of the Company representing 25% or more of the combined voting power of the Company's then outstanding voting securities; or

                    (v) The Company transfers more than 50% of its assets, or the last of a series of transfers result in the transfer of more than 50% of the assets of the Company, to another corporation that is not a wholly-owned corporation of the Company. For purposes of this subsection 8(c)(6)(v), the determination of what constitutes more than 50% of the assets of the Company shall be determined based on the sum of the values attributed to (i) the Company's real property as determined by an independent appraisal thereof, and (ii) the net book value of all other assets of the Company, each taken as of the date of the Transaction involved.

               In addition, upon a Change of Control, any Options previously granted under the Plan to the extent not already exercised may be exercised in whole or in part either immediately or at any time during the term of the Option as such holder shall elect.

          (d)  Option  Prices.
               --------------

               (1)  Nonqualified  Options.  The  purchase price or prices of the
                    ---------------------
          shares of the Common Stock which shall be offered to any person under the Plan and covered by a Nonqualified Option shall be the price determined by the Committee at the time of granting of the Nonqualified Option, which price may be less than, equal to or higher than one hundred percent (100%) of the fair market value of the Common Stock at the time of granting the Nonqualified Option.

               (2)  Incentive  Options.  The  purchase  price  or  prices of the
                    ------------------
          shares of the Common Stock which shall be offered to any person under the Plan and covered by an Incentive Option shall be one hundred percent (100%) of the fair market value of the Common Stock at the time of granting the Incentive Option or such higher purchase price as may be determined by the Committee at the time of granting the Incentive Option; provided, however, if an Incentive Option is granted to a 10% Shareholder, the purchase price of the shares of the Common Stock of the Company covered by such Incentive Option may not be less than one hundred ten percent (110%) of the fair market value of such shares on the day the Incentive Option is granted.

               (3)  Determination  of Fair Market Value. During such time as the
                    -----------------------------------
          Common Stock of the Company is not listed upon an established stock exchange, the fair market value per share shall


1998 STOCK COMPENSATION PLAN - Page 5
          be deemed to be the closing sales price of the Common Stock on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") on the day the Option is granted, as reported by NASDAQ, if the Common Stock is so quoted, and if not so quoted, the mean between dealer "bid" and "ask," prices of the Common Stock in the New York over-the-counter market on the day the Option is granted, as reported by the National Association of Securities Dealers, Inc. If the Common Stock is listed upon an established stock exchange or exchanges, such fair market value shall be deemed to be the highest closing price of the Common Stock on such stock exchange or exchanges on the day the Option is granted or, if no sale of the Common Stock of the Company shall have been made on established stock exchange on such day, on the next preceding day on which there was a sale of such stock. If there is no market price for the Common Stock, then the Board of Directors and the Committee may, after taking all relevant facts into consideration, determine the fair market value of the Common Stock.

          (e)  Exercise of Options. To the extent that a holder of an Option has
               -------------------
     a current right to exercise, the Option may be exercised from time to time by written notice to the Company at its principal place of business. Such notice shall state the election to exercise the Option, the number of whole shares in respect of which it is being exercised, shall be signed by the person or persons so exercising the Option, and shall contain any investment representation required by Section 8(i) hereof. Such notice shall be accompanied by payment of the full purchase price of such shares and by the Option Agreement evidencing the Option. In addition, if the Option shall be exercised, pursuant to Section 8(c)(4) or Section 8(c)(5) hereof, by any person or persons other than the optionee, such notice shall also be accompanied by appropriate proof of the right of such person or persons to exercise the Option. The Company shall deliver a certificate or certificates representing such shares as soon as practicable after the aforesaid notice and payment of such shares shall be received. The certificate or certificates for the shares as to which the Option shall have been so exercised shall be registered in the name of the person or persons so exercising the Option. In the event the Option shall not be exercised in full, the Secretary of the Company shall endorse or cause to be endorsed on the Option the number of shares which has been exercised thereunder and the number of shares that remain exercisable under the Option and return such Option Agreement to the holder thereof.

          (f)  Non-transferability of Options. An Option granted pursuant to the
               ------------------------------
     Plan shall be exercisable only by the optionee or the optionee's court appointed guardian as set forth in Section 8(c)(4) hereof during the optionee's lifetime and shall not be assignable or transferable by the optionee otherwise than by Will or the laws of descent and distribution. An Option granted pursuant to the Plan shall not be assigned, pledged or hypothecated in any way (whether by operation of law or otherwise other than by Will or the laws of descent and distribution) and shall not be subject to execution, attachment, or similar process. Any attempted transfer, assignment, pledge, hypothecation, or other disposition of any Option or of any rights granted thereunder contrary to the foregoing provisions of this Section 8(f), or the levy of any attachment or similar process upon an Option or such rights, shall be null and void.

          (g)  Limitations  on  10%  Shareholders.  No  Incentive  Option may be
               ----------------------------------
     granted under the Plan to any 10% Shareholder unless (i) such Incentive Option is granted at an option price not less than one hundred ten percent (110%) of the fair market value of the shares on the day the Incentive
     Option is granted and (ii) such Incentive Option expires on a date not later than five (5) years from the date the Incentive Option is granted.

          (h)  Limits  on  Vesting  of  Incentive  Options. An individual may be
               -------------------------------------------
     granted one or more Incentive Options, provided that the aggregate fair market value (as determined at the time such Incentive Option is granted) of the stock with respect to which Incentive Options are exercisable for the first time by such individual during any calendar year shall not exceed $100,000. To the extent the $100,000 limitation in the preceding sentence is exceeded, such option shall be treated as an option which is not an Incentive Option.

          (i)  Compliance  with  Securities  Laws.  The  Plan  and the grant and
               ----------------------------------
     exercise  of  the  rights  to


1998 STOCK COMPENSATION PLAN - Page 6
     purchase shares hereunder, and the Company's obligations to sell and deliver shares upon the exercise of rights to purchase shares, shall be subject to all applicable federal and state laws, rules and regulations, and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel for the Company, be required, and shall also be subject to all applicable rules and regulations of any stock exchange upon which the Common Stock of the Company may then be listed. At the time of exercise of any Option, the Company may require the optionee to execute any documents or take any action which may be then necessary to comply with the Securities Act of 1933, as amended ("Securities Act"), and the rules and regulations promulgated thereunder, or any other applicable federal or state laws regulating the sale and issuance of securities, and the Company may, if it deems necessary, include provisions in the stock option agreements to assure such compliance. The Company may, from time to time, change its requirements with respect to enforcing compliance with federal and state securities laws, including the request for and enforcement of letters of investment intent, such requirements to be determined by the Company in its judgment as necessary to assure compliance with said laws. Such changes may be made with respect to any particular Option or stock issued upon exercise thereof. Without limiting the generality of the foregoing, if the Common Stock issuable upon exercise of an Option granted under the Plan is not registered under the Securities Act, the Company at the time of exercise will require that the registered owner execute and deliver an investment representation agreement to the Company in form acceptable to the Company and its counsel, and the Company will place a legend on the certificate evidencing such Common Stock restricting the transfer thereof, which legend shall be substantially as follows:

           THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAW BUT HAVE BEEN ACQUIRED FOR THE PRIVATE INVESTMENT OF THE HOLDER HEREOF AND MAY NOT BE OFFERED, SOLD OR TRANSFERRED UNTIL
           EITHER (i) A REGISTRATION STATEMENT UNDER SUCH SECURITIES ACT OR SUCH APPLICABLE STATE SECURITIES LAWS SHALL HAVE BECOME EFFECTIVE WITH REGARD THERETO, OR (ii) THE COMPANY SHALL HAVE RECEIVED AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY AND ITS COUNSEL THAT REGISTRATION UNDER SUCH SECURITIES ACT OR SUCH APPLICABLE STATE SECURITIES LAWS IS NOT REQUIRED IN CONNECTION WITH SUCH PROPOSED OFFER, SALE OR TRANSFER.


          (j)  Additional Provisions. The Option Agreements authorized under the
               ---------------------
     Plan shall contain such other provisions as the Committee shall deem advisable, including, without limitation, restrictions upon the exercise of the Option. Any such Option Agreement with respect to an Incentive Option shall contain such limitations and restrictions upon the exercise of the Incentive Option as shall be necessary in order that the option will be an "Incentive Stock Option" as defined in Section 422 of the Code.

     9.   Medium  and  Time  of Payment. The purchase price of the shares of the
          -----------------------------
Common Stock as to which the Option shall be exercised shall be paid in full either (i) in cash at the time of exercise of the Option, (ii) by tendering to the Company shares of the Company's Common Stock having a fair market value (as of the date of receipt of such shares by the Company) equal to the purchase price for the number of shares of Common Stock purchased, or (iii) partly in cash and partly in shares of the Company's Common Stock valued at fair market value as of the date of receipt of such shares by the Company. Cash payment for the shares of the Common Stock purchased upon exercise of the Option shall be in the form of either a cashier's check, certified check or money order. Personal checks may be submitted, but will not be considered as payment for the shares of the Common Stock purchased and no certificate for such shares will be issued until the personal check clears in normal banking channels. If a personal check is not paid upon presentment by the Company, then the attempted exercise of the Option will be null and void. In the event the optionee tenders shares of the Company's Common Stock in full or partial payment for the shares being purchased pursuant to the Option, the shares of Common Stock so tendered shall be accompanied by fully executed stock powers endorsed in favor of the Company with the signature on such stock power being guaranteed. If an optionee tenders shares, such optionee assumes sole and full responsibility for the tax consequences, if any, to


1998 STOCK COMPENSATION PLAN - Page 7
such  optionee  arising  therefrom,  including  the possible application of Code
Section 424(c), or its successor Code section, which negates any nonrecognition of income rule with respect to such transferred shares, if such transferred shares have not been held for the minimum statutory holding period to receive preferential tax treatment.

     10.  Alternate  Stock  Appreciation  Rights.
          --------------------------------------

          (a)  Award  of Alternate Stock Rights. Concurrently with or subsequent
               --------------------------------
     to the award of any Option to purchase one or more shares of Common Stock, the Committee may in its sole discretion, subject to the provisions of the Plan and such other terms and conditions as the Committee may prescribe, award to the optionee with respect to each share of Common Stock covered by an Option ("Related Option"), a related alternate stock appreciation right ("SAR"), permitting the optionee to be paid the appreciation on the Related Option in lieu of exercising the Related Option. A SAR granted with respect to an Incentive Option must be granted together with the Related Option. A SAR granted with respect to a Nonqualified Option may be granted together with or subsequent to the grant of such Related Option.

          (b)  Alternate Stock Rights Agreement. Each SAR shall be on such terms
               --------------------------------
     and conditions not inconsistent with this Plan as the Committee may determine and shall be evidenced by a written agreement executed by the Company and the optionee receiving the Related Option.

          (c)  Exercise.  An SAR may be exercised only if and to the extent that
               --------
     its Related Option is eligible to be exercised on the date of exercise of the SAR. To the extent that a holder of a SAR has a current right to exercise, the SAR may be exercised from time to time by written notice to the Company at its principal place of business. Such notice shall state the election to exercise the SAR, the number of shares in respect of which it is being exercised, shall be signed by the person so exercising the SAR and shall be accompanied by the agreement evidencing the SAR and the Related Option. In the event the SAR shall not be exercised in full, the Secretary of the Company shall endorse or cause to be endorsed on the SAR and the Related Option the number of shares which have been exercised thereunder and the number of shares that remain exercisable under the SAR and the Related Option and return such SAR and Related Option to the holder thereof.

          (d)  Amount  of  Payment.  The  amount of payment to which an optionee
               -------------------
     shall be entitled upon the exercise of each SAR shall be equal to 100% of the amount, if any, by which the fair market value of a share of Common Stock on the exercise date exceeds the fair market value of a share of Common Stock on the date the Option related to said SAR was granted or became effective, as the case may be; provided, however, the Company may, in its sole discretion, withhold from such cash payment any amount necessary to satisfy the Company's obligation for withholding taxes with respect to such payment. For this purpose, the fair market value of a share of Common Stock shall be determined as set forth in Section 8(d) hereof.

          (e)  Form of Payment. The amount payable by the Company to an optionee
               ---------------
     upon exercise of a SAR may be paid in shares of Common Stock, cash or a combination thereof. The number of shares of Common Stock to be paid to an optionee upon such optionee's exercise of SAR shall be determined by dividing the amount of payment determined pursuant to Section 10(d) hereof by the fair market value of a share of Common Stock on the exercise date of such SAR. For purposes of this Plan, the exercise date of a SAR shall be the date the Company receives written notification from the optionee of the exercise of the SAR in accordance with the provisions of Section 10(c) hereof. As soon as practicable after exercise, the Company shall either deliver to the optionee the amount of cash due such optionee or a certificate or certificates for such shares of Common Stock. All such shares shall be issued with the rights and restrictions specified herein.

          (f)  Termination  of  SAR.  Except  as  otherwise  provided in case of
               --------------------
     Disability (as defined in Section 8(c)(4) hereof) or death, no SAR shall be exercisable after an optionee ceases to be an employee, director or advisor of the Company or Subsidiary; provided, however, that the Committee shall have the right in its sole discretion, but not the obligation, to extend the exercise period for not more than three (3) months following the date such optionee ceases to be an employee, director or advisor of the Company or a


1998 STOCK COMPENSATION PLAN - Page 8

     Subsidiary; provided further, that the Committee may not extend the period during which an optionee may exercise a SAR for a period greater than the period during which an optionee may exercise the Related Option. If an optionee's position as an employee, director or advisor of the Company is terminated due to the Disability or death of such optionee, the Committee shall have the right, in its sole discretion, but not the obligation, to extend the exercise period applicable to the SAR for a period not to exceed the period in which the optionee may exercise the Option related to said SAR as set forth in Sections 8(c)(4) and 8(c)(5) hereof, respectively.

          (g)  Effect  of  Exercise of SAR. The exercise of any SAR shall cancel
               ---------------------------
     and terminate the right to purchase an equal number of shares covered by the Related Option.

          (h)  Effect  of  Exercise  of  Related  Option.  Upon  the exercise or
               -----------------------------------------
     termination of any Related Option, the SAR with respect to such Related Option shall terminate to the extent of the number of shares of Common Stock as to which the Related Option was exercised or terminated.

          (i)  Non-transferability  of  SAR. A SAR granted pursuant to this Plan
               ----------------------------
     shall be exercisable only by the optionee or the optionee's court appointed guardian as set forth in Section 8(c)(4) hereof during the optionee's lifetime and, subject to the provisions of Section 10(f) hereof, shall not be assignable or transferable by the optionee. A SAR granted pursuant to the Plan shall not be assigned, pledged or hypothecated in any way (whether by operation of law or otherwise) and shall not be subject to execution, attachment, or similar process. Any attempted transfer, assignment, pledge, hypothecation, or other disposition of any SAR or of any rights granted thereunder contrary to the foregoing provisions of this Section 10(i), or the levy of any attachment or similar process upon a SAR or such rights, shall be null and void.

     11.  Rights  as  a  Shareholder.  The  holder  of  an Option or a SAR shall
          --------------------------
have no rights as a shareholder with respect to the shares covered by the Option or SAR until the due exercise of the Option, Related Option, or SAR and the date of issuance of one or more stock certificates to such holder for such shares. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions or other rights for which the record date is prior to the date such stock certificate is issued, except as provided in Section 14 hereof.

     12.  Optionee's  Agreement  to  Serve.  Each  employee  receiving an Option
          --------------------------------
shall, as one of the terms of the Option Agreement agree that such employee will remain in the employ of the Company or Subsidiary for a period of at least one
(1)  year  from  the date on which the Option shall be granted to such employee;
and that such employee will, during such employment, devote such employee's entire time, energy, and skill to the service of the Company or a Subsidiary as may be required by the management thereof, subject to vacations, sick leaves, and military absences. Such employment, subject to the provisions of any written contract between the Company or a Subsidiary and such employee, shall be at the pleasure of the Board of Directors of the Company or a Subsidiary, and at such compensation as the Company or a Subsidiary shall reasonably determine. Any termination of such employee's employment during the period which the employee has agreed pursuant to the foregoing provisions of this Section 13 to remain in employment that is either for cause or voluntary on the part of the employee shall be deemed a violation by the employee of such employee's agreement. In the event of such violation, any Option or Options held by such employee, to the extent not theretofore exercised, shall forthwith terminate, unless otherwise determined by the Committee. Notwithstanding the preceding, neither the action of the Company in establishing the Plan nor any action taken by the Company, a Subsidiary or the Committee under the provisions hereof shall be construed as granting the optionee the right to be retained in the employ of the Company or a Subsidiary, or to limit or restrict the right of the Company or a Subsidiary, as applicable, to terminate the employment of any employee of the Company or a Subsidiary, with or without cause.

     13.  Adjustments  on  Changes  in  Capitalization.
          --------------------------------------------

          (a)  Changes  in Capitalization. Subject to any required action by the
               ---------------------------
     Shareholders of the Company, the number of shares of Common Stock covered by the Plan, the number of shares of Common


1998 STOCK COMPENSATION PLAN - Page 9

     Stock covered by each outstanding Option, and the exercise price per share thereof specified in each such Option, shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock of the Company resulting from a subdivision or consolidation of shares or the payment of a stock dividend (but only on the Common Stock) or any other increase or decrease in the number of such shares effected without receipt of consideration by the Company after the date the Option is granted, so that upon exercise of the Option, the optionee shall receive the same number of shares the optionee would have received had the optionee been the holder of all shares subject to such optionee's outstanding Option immediately before the effective date of such change in the number of issued shares of the Common Stock of the Company.

          (b)  Reorganization,  Dissolution  or  Liquidation.  Subject  to  any
               ---------------------------------------------
     required action by the Shareholders of the Company, if the Company shall be the surviving corporation in any merger or consolidation, each outstanding Option shall pertain to and apply to the securities to which a holder of the number of shares of Common Stock subject to the Option would have been entitled. A dissolution or liquidation of the Company or a merger or consolidation in which the Company is not the surviving corporation, shall cause each outstanding Option to terminate as of a date to be fixed by the Committee (which date shall be as of or prior to the effective date of any such dissolution or liquidation or merger or consolidation); provided, that not less than thirty (30) days written notice of the date so fixed as such termination date shall be given to each optionee, and each optionee shall, in such event, have the right, during the said period of thirty (30) days preceding such termination date, to exercise such optionee's Option in whole or in part in the manner herein set forth.

          (c)  Change in Par Value. In the event of a change in the Common Stock
               -------------------
     of the Company as presently constituted, which change is limited to a change of all of its authorized shares with par value into the same number of shares with a different par value or without par value, the shares resulting from any change shall be deemed to be the Common Stock within the meaning of the Plan.

          (d)  Notice  of  Adjustments.  To  the extent that the adjustments set
               -----------------------
     forth in the foregoing paragraphs of this Section 14 relate to stock or securities of the Company, such adjustments, if any, shall be made by the Committee, whose determination in that respect shall be final, binding and conclusive, provided that each Incentive Option granted pursuant to this Plan shall not be adjusted in a manner that causes the Incentive Option to fail to continue to qualify as an "Incentive Stock Option" within the meaning of Section 422 of the Code. The Company shall give timely notice of any adjustments made to each holder of an Option under this Plan and such adjustments shall be effective and binding on the optionee.

          (e)  Effect  Upon  Holder  of Option. Except as hereinbefore expressly
               --------------------------------
     provided in this Section 14, the holder of an Option shall have no rights by reason of any subdivision or consolidation of shares of stock of any class or the payment of any stock dividend or any other increase or decrease in the number of shares of stock of any class by reason of any dissolution, liquidation, merger, reorganization, or consolidation, or spin-off of assets or stock of another corporation, and any issue by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to the Option. Without limiting the generality of the foregoing, no adjustment shall be made with respect to the number or price of shares subject to any Option granted hereunder upon the occurrence of any of the following events:

               (1) The grant or exercise of any other options which may be granted or exercised under any qualified or nonqualified stock option plan or under any other employee benefit plan of the Company whether or not such options were outstanding on the date of grant of the Option or thereafter granted;

               (2) The sale of any shares of Common Stock in the Company's initial or any subsequent public offering, including, without limitation, shares sold upon the exercise of any overallotment option granted to the underwriter in connection with such offering;


1998 STOCK COMPENSATION PLAN - Page 10

               (3) The issuance, sale or exercise of any warrants to purchase shares of Common Stock whether or not such warrants were outstanding on the date of grant of the Option or thereafter issued;

               (4) The issuance or sale of rights, promissory notes or other securities convertible into shares of Common Stock in accordance with the terms of such securities ("Convertible Securities") whether or not such Convertible Securities were outstanding on the date of grant of the Option or were thereafter issued or sold;

               (5) The issuance or sale of Common Stock upon conversion or exchange of any Convertible Securities, whether or not any adjustment in the purchase price was made or required to be made upon the issuance or sale of such Convertible Securities and whether or not such Convertible Securities were outstanding on the date of grant of the Option or were thereafter issued or sold; or

               (6) Upon any amendment to or change in the terms of any rights or warrants to subscribe for or purchase, or options for the purchase of, Common Stock or Convertible Securities or in the terms of any Convertible Securities, including, but not limited to, any extension of any expiration date of any such right, warrant or option, any change in any exercise or purchase price provided for in any such right, warrant or option, any extension of any date through which any Convertible Securities are convertible into or exchangeable for Common Stock or any change in the rate at which any Convertible Securities are convertible into or exchangeable for Common Stock.

          (f)  Right  of  Company  to  Make  Adjustments. The grant of an Option
               ------------------------------------------
     pursuant to the Plan shall not affect in any way the right or power of the Company to make adjustments, reclassification, reorganizations, or changes of its capital or business structure or to merge or to consolidate or to dissolve, liquidate or sell, or transfer all or any part of its business or assets.

     14.  Investment  Purpose.  Each  Option  under the Plan shall be granted on
          -------------------
the condition that the purchase of the shares of stock thereunder shall be for investment purposes, and not with a view to resale or distribution; provided, however, that in the event the shares of stock subject to such Option are registered under the Securities Act or in the event a resale of such shares of stock without such registration would otherwise be permissible, such condition shall be inoperative if in the opinion of counsel for the Company such condition is not required under the Securities Act or any other applicable law, regulation, or rule of any governmental agency.

     15.  No  Obligation  to  Exercise  Option or SAR. The granting of an Option
          -------------------------------------------
or SAR shall impose no obligation upon the optionee to exercise such Option or SAR.

     16.  Modification,  Extension,  and  Renewal  of  Options.  Subject  to the
          ----------------------------------------------------
terms and conditions and within the limitations of the Plan, the Committee and the Board of Directors may modify, extend or renew outstanding Options granted under the Plan, or accept the surrender of outstanding Options (to the extent not theretofore exercised). Neither the Committee nor the Board of Directors shall, however, modify any outstanding Options so as to specify a lower price or accept the surrender of outstanding Options and authorize the granting of new Options in substitution therefor specifying a lower price. Notwithstanding the foregoing, however, no modification of an Option shall, without the consent of the optionee, alter or impair any rights or obligations under any Option theretofore granted under the Plan.

     17.  Effective  Date  of  the  Plan. The Plan shall become effective on the
          ------------------------------
date of execution hereof, which date is the date the Board of Directors approved and adopted the Plan ("Effective Date"); provided, however, if the Shareholders of the Company shall not have approved the Plan by the requisite vote of the Shareholders, within twelve (12) months after the Effective Date, then the Plan shall terminate and all Options theretofore granted under the Plan shall terminate and be null and void.


1998 STOCK COMPENSATION PLAN - Page 11

     18.  Termination  of  the  Plan.  This  Plan  shall  terminate  as  of  the
          --------------------------
expiration of ten (10) years from the Effective Date. Options may be granted under this Plan at any time and from time to time prior to its termination. Any Option outstanding under the Plan at the time of its termination shall remain in effect until the Option shall have been exercised or shall have expired.

     19.  Amendment  of  the  Plan.  The  Plan  may  be  terminated  at any time
          ------------------------
by the Board of Directors of the Company. The Board of Directors may at any time and from time to time without obtaining the approval of the Shareholders of the Company or a Subsidiary, modify or amend the Plan (including such form of Option Agreement as hereinabove mentioned) in such respects as it shall deem advisable in order that the Incentive Options granted under the Plan shall be "Incentive Stock Options" as defined in Section 422 of the Code or to conform to any change in the law, or in any other respect which shall not change: (a) the maximum number of shares for which Options may be granted under the Plan, except as provided in Section 14 hereof or (b) the option prices other than to change the manner of determining the fair market value of the Common Stock for the purpose of Section 8(d) hereof to conform with any then applicable provisions of the Code or regulations thereunder; or (c) the periods during which Options may be granted or exercised; or (d) the provisions relating to the determination of persons to whom Options shall be granted and the number of shares to be covered by such Options; or (e) the provisions relating to adjustments to be made upon changes in capitalization. The termination or any modification or amendment of the Plan shall not, without the consent of the person to whom any Option shall theretofore have been granted, affect that person's rights under an Option theretofore granted to such person. With the consent of the person to whom such Option was granted, an outstanding Option may be modified or amended by the Committee in such manner as it may deem appropriate and consistent with the requirements of this Plan applicable to the grant of a new Option on the date of modification or amendment.

     20.  Withholding.  Whenever  an  optionee  shall  recognize  compensation
          -----------
income as a result of the exercise of any Option or SAR granted under the Plan, the optionee shall remit in cash to the Company or Subsidiary the minimum amount of federal income and employment tax withholding which the Company or Subsidiary is required to remit to the Internal Revenue Service in accordance with the then current provisions of the Code. The full amount of such withholding shall be paid by the optionee simultaneously with the award or exercise of an Option or SAR, as applicable.

     21.  Indemnification  of  Committee.  In  addition  to such other rights of
          ------------------------------
indemnification as they may have as Directors or as members of the Committee, the members of the Committee shall be indemnified by the Company against the reasonable expenses, including attorneys' fees actually and necessarily incurred in connection with the defense of any action, suit or proceedings, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan or any Option granted thereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such Committee member is liable for negligence or misconduct in the performance of his duties; provided that within sixty (60) days after institution of any such action, suit or proceeding a Committee member shall in writing offer the Company the opportunity, at its own expense, to pursue and defend the same.

     22.  Application  of  Funds.  The proceeds received by the Company from the
          ----------------------
sale of Common Stock pursuant to Options granted hereunder will be used for general corporate purposes.

     23.  Governing  Law.  This  Plan  shall  be  governed  and  construed  in
          --------------
accordance  with  the  laws  of  the  state  of  incorporation  of  the Company.


          EXECUTED on the 23rd day of December 1998 and modified this 24th day of June, 1999.


                                       RAMPART CAPITAL CORPORATION


                                       By:
                                          --------------------------------------
                                          Charles W. Janke, Chairman

ATTEST:


----------------------------------------
J. H. Carpenter, Secretary




1998 STOCK COMPENSATION PLAN - Page 12

                                                                       EXHIBIT C


                                 SHARE TRANSFER
                              RESTRICTION AGREEMENT

     This Agreement is made this 21st day of January, 1999 by and between Charles W. Janke, individually and as general partner of Janke Family Partnership, Ltd. ("Janke"), J. H. Carpenter, individually and as President of
J. H. Carpenter Corporation, general partner of J. H. Carpenter Family Partnership, Ltd. and as President and sole shareholder of InSource Financial Corporation ("Carpenter") and Rampart Capital Corporation ("Rampart").

RECITALS:

1. Janke owns 1,500,000 shares of the outstanding common stock, $.01 par value (the "Common Stock") of Rampart, representing 66.7% of the currently outstanding shares.
2. Carpenter owns 750,000 shares of the Common Stock, representing 33.3% of the outstanding shares.
3. In July 1997, Rampart acquired from the Trustee in bankruptcy, certain assets and corporate subsidiaries of the MCorp Liquidating Trusts (the "MCorp Corporations") which included, among other things, net operating losses and built in losses (collectively "NOLs") attributable to the MCorp Corporations.
4. The Internal Revenue Code of 1986 (the "Code") provides, in pertinent part, that if there is a more than 50% ownership change of a corporation during a three-year testing period, the ownership change rules of Section 382 of the Code limit the corporation's utilization of pre-change NOLs on an annual basis following the ownership change.
5. Rampart proposes to engage in a public offering of its Common Stock through a firm commitment underwriting and the parties hereto wish to limit any sale or transfer of shares of Rampart's Common Stock to conform to the limitations of Section 382 of the Code and to protect utilization by Rampart of the NOLs.

NOW THEREFORE, in consideration of the mutual promises and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereby agree as follows:
     1. Janke and Carpenter each hereby, individually and on behalf of the limited partnerships and corporations which they control as set forth above, agree that during the term hereof, they will not sell, assign transfer or otherwise dispose of any shares of the Company's Common Stock in a transaction which would cause a more than 50% ownership change of Rampart under Section 382 of the Code.
     2. Rampart agrees with Janke and Carpenter that, during the term hereof, it will not sell or otherwise dispose of its Common Stock or preferred stock or consummate any transaction which would effect a change in ownership contrary to Section 382 of the Code.
     3. The term of this Agreement shall commence upon the date of execution and shall continue for a period of three years and one day from the consummation of the public offering. This Agreement may be amended at any time to conform to any amendment, modification or revision of Section 382 of the Code or any ownership change rules of the Code or any corresponding provisions of succeeding law or if, subsequent to the date hereof, there is no business or legal reason to restrict the disposition of the shares of Common Stock held by Janke and Carpenter or to restrict the issuance of new shares by Rampart.
     4. This Agreement shall be binding upon the heirs, executors, successors, administrators and assigns of Janke and Carpenter and upon the successors and assigns of Rampart.
     5. This Agreement shall be governed by the laws of the State of Texas. In Witness Whereof, the parties have executed this Agreement this 2lst day of  January  1999.
     6.     This  agreement  does  not  amend,  and  is  in  addition  to  other
Agreements restating the rights of Janke and Carpenter with respect to the Common Stock they own.

                                        Rampart Capital Corporation



                                        By:
                                           -------------------------------------
                                           President


------------------------------------    ----------------------------------------
Charles W. Janke, Individually          J. H. Carpenter, individually


Janke Family Partnership, Ltd.          J. H. Carpenter Family Partnership, Ltd.
                                        By: J. H. Carpenter Corporation,
                                            General Partner


By:                                     By:
   ---------------------------------       -------------------------------------
   Charles W. Janke, General Partner       J. H. Carpenter, President


                                        InSource Financial Corporation


                                        By:
                                           -------------------------------------
                                           J. H. Carpenter, President